

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via E-mail</u>
Michael Metcalf
Chief Executive Officer
Voice Assist, Inc.
2 South Pointe Drive, Suite 100
Lake Forest, California

Re: Voice Assist, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Form 8-K
Filed November 12, 2010
File No. 333-149446

Dear Mr. Metcalf:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ William H. Thompson

   William H. Thompson
   Accounting Branch Chief